U.S. SECURITIES AND EXCHANGE

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 ----------------------
                  NOTIFICATION OF LATE FILING    |  SEC File Number   |
                                                 |     0-13344        |
                                                 ----------------------

                                                 ----------------------
                                                 |   CUSIP Number     |
                           (Check one):          |   481278307        |
                                                 ----------------------

[X] Form 10-K     [ ] Form 20-F              [ ] Form 11-K

         [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

         For Period Ended:    December 31, 1995
                              --------------------------------------------------
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:_______________________________________

- --------------------------------------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

- --------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                              N/A
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

Part I - Registrant Information

- --------------------------------------------------------------------------------
         Full Name of Registrant     Judicate, Inc.
                                ------------------------------------------------
         Former Name if Applicable______________________________________________

                       200 South Broad Street, Suite 800,
- --------------------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19102
- --------------------------------------------------------------------------------
                  City, State and Zip Code

- --------------------------------------------------------------------------------
Part II - Rules 12b-25(b) and (c)
- --------------------------------------------------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense.

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


- --------------------------------------------------------------------------------
Part III - Narrative
- --------------------------------------------------------------------------------


State below in reasonable detail the reasons why Form 10K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


The Registrant was required to allocate accounting and other administrative resources to a pending acquisition of the Registrant by ERD Waste Corp., the financing for that acquisition, and obtaining necessary approvals for the acquisition. As a result, the Registrant was delayed in furnishing financial and other audit-related information to its auditors, with the further result that its auditors have been unable to complete their field work and other audit functions in sufficient time to file on the regularly scheduled filing date.




- --------------------------------------------------------------------------------
Part IV - Other Information
- --------------------------------------------------------------------------------


         (1) name and telephone number of person to contact in regard to this notification

  Milton M. Adler                         215            546-6200
- --------------------------------------------------------------------------------
         (Name)                        (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss before provision for income taxes of approximately $1,569,442 for the year ended December 31, 1995, versus net income before provision for income taxes of $530,281 for the prior fiscal year. The Registrant previously had reported a net "pre-tax" loss of $1,094,000 for the nine months ended September 30, 1995.


                                 Judicate, Inc.
        ---------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 1, 1996                            By: /s/ Milton M. Adler
     ----------------------------                    -------------------------
                                                     Milton M. Adler, Treasurer

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  Form 12b-25


Part II

(c)   See Exhibit A.


Part III

     During 1995, the Registrant acquired a significant new business enterprise. The completion of the various accounting and year-end closing matters related to this newly acquired business, together with the completion of the independent audit process related thereto, have taken longer than expected. This protracted process is due to complexities often encountered in a new enterprise completing its first year-end closing under circumstances involving a new owner and new systems and procedures.


Part IV

     As noted above, the Registrant acquired a new business enterprise in 1995. This new business has contributed significantly to the Registrant's results for the year. Revenues for 1995 are in excess of $7,250,000 and result in a profit for the year, compared with revenues of $844,025 in 1994, which resulted in a loss of $641,033.